Norampac Improves its Results

Montreal, Quebec, October 22, 2002 - Norampac Inc. ("Norampac") reports net earnings of $15 million for the third quarter of 2002, compared to restated net earnings of $14 million ($23 million before restatement) for the same quarter in 2001. The 2001 results were restated by $9 million to apply the new CICA guideline on foreign currency translation, which eliminates the deferral and amortization for unrealized exchange gains or losses.

Net sales for the third quarter were $318 million, compared to $288 million for the same quarter in 2001. The increase is mainly a result of higher volume for our corrugated products. Shipments of corrugated containers without Leominster MA and Maspeth NY went up 4.9% this quarter compared to the same quarter in 2001. Containerboard shipments went up 3.9% this quarter.

Earnings before financial expenses, taxes, depreciation and amortization (EBITDA) amounted to $55 million in the third quarter, compared to $64 million for the corresponding quarter in 2001. The reduction is mainly attributable to an increase in recycled fiber cost and a reduction of the net selling price of containerboard and corrugated products.

During the quarter, market related downtime amounted to 15,600 short tons or 4.2% of the Company's North American primary mill capacity.

Commenting on the quarterly results, Mr. Alain Lemaire, President and Chief Executive Officer, said: "Corrugated container shipments were good for the third quarter, which helped increase the profitability compared to last year. Primary mills shipments went up 3.9% as a result of higher corrugated shipments."

Highlights

  36% increase in fiber cost compared to the third quarter of 2001;
  5% reduction in net selling price for both containerboard and corrugated products compared to the third quarter of 2001;
  Market related downtime of 15,600 short tons during the third quarter, compared to 17,000 short tons in 2001;
  EBITDA increased from $53 million in the second quarter of 2002 to $55 million in the third quarter of 2002.

 Commenting on the outlook for the remainder of 2002, Mr. Lemaire said: "I remain confident that we should see an improvement in the overall economy; however, the fourth quarter is seasonally slower and should be offset by the full benefit of the price increases experienced in this quarter. Recycled fiber costs should also decrease, which would reduce our primary mill manufacturing costs."

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Norampac owns eight containerboard mills and twenty-five corrugated products plants in the United States, Canada, Mexico and France. With an annual production capacity of more than 1.6 million short tons, Norampac is the largest containerboard producer in Canada and the 7th largest in North America. Norampac, which is also a major Canadian manufacturer of corrugated products, is a joint venture company owned by Domtar Inc. (symbol: DTC-TSX) and Cascades Inc. (symbol: CAS-TSX).

Certain statements in this release, including statements regarding future results and performance, are forward-looking statements (as such term is defined under the Private Securities Litigation Reform Act of 1995) based on current expectations. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, the effect of general economic conditions, decreases in demand for the Company's products, increases in raw material costs, fluctuations in selling prices and adverse changes in general market and industry conditions and other factors listed in the Company's Securities and Exchange Commission Filings, including but not limited to its Annual Report in Form 20-F for the year ended December 31, 2001.

For further information:

Marc-André Dépin Executive Vice-President Norampac Inc. (514) 282-2607 marc_andre_depin@norampac.com

Mr. Luciano Ciarciello

Corporate Controller

Norampac Inc.

(514) 282-2687

luciano_ciarciello@norampac.com

Consolidated Balance Sheets
(in thousands of Canadian dollars)

	As at September 30, 2002	As at December 31, 2001
	(unaudited)	Restated (see note 2)
Assets
Current Assets
Cash and cash equivalents	30,316	12,146
Accounts receivable and prepaid expenses	230,728	183,156
Inventories	125,741	122,348
	386,785	317,650
Property, plant and equipment	912,756	913,658
Goodwill (note 3)	201,930	168,161
Other assets	25,093	35,585
	1,526,564	1,435,054
Liabilities and shareholders' equity
Current liabilities
Excess of outstanding cheques over bank
balances	21,776	19,929
Trade accounts payable and accrued liabilities	169,430	161,109
Income and other taxes payable	5,885	18,844
Current portion of long-term debt	1,897	1,529
	198,988	201,411
Long-term debt	435,251	374,853
Future income taxes	142,602	133,800
Other liabilities	36,209	33,507
Shareholders' equity
Capital stock	560,000	560,000
Retained earnings	146,520	127,045
Cumulative translation adjustments	6,994	4,438
	713,514	691,483
	1,526,564	1,435,054

The accompanying notes are an integral part of the financial statements.

Consolidated Statements of Earnings
(in thousands of Canadian dollars)
(unaudited)
	For the three month period		For the nine month period
	ended September 30,		ended September 30,
	2002	2001	2002	2001
		Restated (see note 2)		Restated (see note 2)

Sales	345,510	311,647	993,106	892,504
Cost of delivery	27,176	23,740	75,557	65,309
Net sales	318,334	287,907	917,549	827,195
Cost of goods sold and expenses
Cost of goods sold	223,825	192,438	647,791	563,463
Selling and administrative expenses	39,338	31,316	112,215	92,261
Depreciation and amortization	18,033	17,544	53,413	51,858
	281,196	241,298	813,419	707,582
Operating income	37,138	46,609	104,130	119,613
Financial expenses
Interests	9,415	8,560	27,091	22,801
Amortization of financing costs	322	322	967	967
Unrealized exchange (gain) loss
on long term debt (note 2)	3,355	9,195	(340)	11,820
	13,092	18,077	27,718	35,588
	24,046	28,532	76,412	84,025
Income tax expense	8,888	14,176	24,937	27,945
	15,158	14,356	51,475	56,080
Share of income of equity-
accounted investments (note 4)	-	102	-	570
Net income for the period	15,158	14,458	51,475	56,650
The accompanying notes are an integral part of the financial statements.

Consolidated Statements of Retained Earnings
(in thousands of Canadian dollars)
(unaudited)	For the nine month period
	ended September 30,
	2002	2001
		Restated (see note 2)

Balance, at beginning of period	127,045	103,210
Cumulative effect of a change in an accounting policy- Foreign Currency Translation (note 2)	-	(5,764)
Net income for the period	51,475	56,650
Dividend paid during the period	(32,000)	(40,000)
Balance, at end of period	146,520	114,096
The accompanying notes are an integral part of the financial statements.

Consolidated Statements of Cash Flow
(in thousands of Canadian dollars)
(unaudited)	For the three month period		For the nine month period
	ended September 30,		ended September 30,
	2002	2001	2002	2001
		Restated (see note 2)		Restated (see note 2)
Cash flows from:

Operating activities
Net income for the period	15,158	14,458	51,475	56,650
Adjustments for:
Depreciation and amortization	18,033	17,544	53,413	51,858
Future income taxes	2,268	7,305	5,461	5,819
Loss (gain) on disposal of property,
plant & equipment	(400)	(208)	649	931
Unrealized exchange loss (gain)
on long-term debt (note 2)	3,355	9,195	(340)	11,820
Share of income of equity-accounted
investments	-	(102)	-	(570)
Other	1,948	558	3,812	1,112
Cash flow from operating activities	40,362	48,750	114,470	127,620
Changes in non-cash working capital
components	(9,897)	(16,175)	(45,973)	(37,584)
	30,465	32,575	68,497	90,036
Financing activities
Change in revolving bank credit facility	(11,280)	30,374	58,434	33,243
Increase in long-term debt	-	-	889	-
Repayments of long-term debt	(948)	(86)	(1,247)	(255)
Change in excess of outstanding cheques over
bank balances	2,404	7,063	1,847	6,712
Dividend paid	-	(40,000)	(32,000)	(40,000)
	(9,824)	(2,649)	27,923	(300)
Investing activities
Additions to property, plant and equipment, net	(6,821)	(23,257)	(26,617)	(53,085)
Business acquisitions, net of cash
and cash equivalents (note 4)	(169)	-	(53,370)	(50,934)
Other assets, net	1,473	(219)	1,500	(2,609)
	(5,517)	(23,476)	(78,487)	(106,628)
Change in cash and cash equivalents
during the period	15,124	6,450	17,933	(16,892)
Translation adjustment with respect
to cash and cash equivalents	549	113	237	173
Cash and cash equivalents at
beginning of period	14,643	14,776	12,146	38,058
Cash and cash equivalents at
end of period	30,316	21,339	30,316	21,339
Supplemental information
Cash and cash equivalents paid for:
Interest	17,599	15,754	35,252	32,054
Income taxes	2,644	2,700	34,452	6,232
Non cash investing activities
Transfer of assets in exchange of
non monetary assets (note 4)	-	7,190	-	7,190
The accompanying notes are an integral part of the financial statements.

Segmented information
(in thousands of Canadian dollars)

(unaudited)
	For the three month period		For the nine month period
	ended September 30,		ended September 30,
	2002	2001	2002	2001

Sales
Containerboard	193,926	195,838	558,496	573,835
Corrugated products	256,936	217,538	739,810	623,690
Total for reportable segments	450,862	413,376	1,298,306	1,197,525
Other activities and unallocated amounts	17,498	9,971	40,800	19,579
Intersegment sales	(122,850)	(111,700)	(346,000)	(324,600)
Consolidated Sales	345,510	311,647	993,106	892,504

Earnings before financial expenses, income
taxes, depreciation and amortization
Containerboard	21,997	42,056	67,814	109,198
Corrugated products	28,033	20,045	78,481	55,495
Total for reportable segments	50,030	62,101	146,295	164,693
Other activities and unallocated amounts	5,141	2,052	11,248	6,778
Consolidated earnings before financial
expenses, income taxes, depreciation
and amortization	55,171	64,153	157,543	171,471
Depreciation and amortization	18,033	17,544	53,413	51,858
Consolidated operating income	37,138	46,609	104,130	119,613

Additions to property, plant and equipment, net
Containerboard	4,962	12,816	17,276	22,865
Corrugated products	2,402	17,395	8,442	36,395
Total for reportable segments	7,364	30,211	25,718	59,260
Other activities and unallocated amounts	(543)	236	899	1,015
Consolidated additions to property,
plant and equipment, net	6,821	30,447	26,617	60,275

Shipments
Containerboard third party (in short tonnes)	168,703	188,461	512,288	534,719
Containerboard intersegment (in short tonnes)	200,092	166,566	577,705	483,973
Corrugated products (in thousands of square feet)	3,341,332	2,683,284	9,673,697	7,836,713

Notes to interim consolidated
financial statements
(in thousands of Canadian dollars)
(unaudited)

Note 1 Basis of Presentation

The accompanying unaudited interim consolidated financial statements are prepared in accordance with
Canadian generally accepted accounting principles and contain all adjustments necessary to present fairly
Norampac Inc.'s (the Company) financial position as at September 30, 2002 and December 31, 2001 as well as its results of operations and its cash flow for the nine and three month period ended September 30, 2002 and 2001.
The interim consolidated financial statements and notes should be read in conjunction with the Company's most recent annual consolidated financial statements.
These interim consolidated financial statements follow the same accounting policies as the most recent annual consolidated financial statements except for the changes described in note 2.

Note 2 Change in accounting policies

Foreign Currency Translation

On November 2001, the CICA amended section 1650 "Foreign Currency Translation" which eliminates the deferral and amortization method for unrealized gains and losses on non-current monetary assets and liabilities, thereby removing a GAAP difference between Canada and U.S. The new guideline is effective for fiscal year 2002 and must be applied retroactively with restatement. Accordingly, net income for the nine and three month period ending September 30, 2001 has been decreased by $10,558 and $8,706 respectively and 2001 opening retained earnings has decreased by $5,764.

Goodwill and Other Intangible Assets

In July 2001, the CICA issued Handbook Section 3062 "Goodwill and Other Intangible Assets".
Section 3062 requires the use of a non-amortization approach to account for purchased goodwill and indefinite-lived intangibles. Under the non-amortization approach, goodwill and indefinite-lived intangibles will not be amortized, but instead would be reviewed for impairment and written down and charged to earnings only in the periods in which the recorded value of goodwill and indefinite-lived intangibles exceeds their fair value. The adoption of Section 3062 requires the Company to use the non-amortization approach for goodwill related to business combinations initiated prior to July 1, 2001 and will reduce annual goodwill amortization by approximately $7,477. The Company has adopted the discounted cash flow method as its new goodwill impairment methodology and has determined that as at January 1, 2002, there is no goodwill impairment.

Designation of hedging

Effective January 1, 2002, the Company designated a portion of the long term debt as a hedge of the net investment of its self-sustaining operations. As of January 1, 2002, any unrealized gains or losses on the hedged portion is offset against cumulative translation adjustments.

Notes to interim consolidated financial statements
(in thousands of Canadian dollars)

Note 3 Goodwill
				2002
Carrying value of goodwill at the beginning of the period				168,161
Goodwill acquired from acquisitions (note 4)				33,237
Other				532
Carrying value of goodwill at the end of the period				201,930

	For the three month period			For the nine month period
	ended September 30,			ended September 30,
	2002	2001		2002	2001
		Restated			Restated
		(see note 2)			(see note 2)

Reported net income for the period (note 2)	15,158	14,458		51,475	56,650
Add back: Goodwill Amortization, net of tax	-	1,852		-	5,556
Adjusted net income	15,158	16,310		51,475	62,206

Note 4 Business Acquisition
On January 2, 2002, the Company transferred the assets of its Paper Recovery Division assets, which were acquired on April 12, 2001 from Crown Packaging Ltd., to Metro Waste Paper Recovery Inc. ("Metro Waste")
in exchange for an additional 18.5% common shares of Metro Waste. The Company's participation in Metro Waste increased from 27.5% to 46%.
On January 21, 2002, the Company acquired all the issued and outstanding shares of Star Container
Corp. ("Leominster") a corrugated products converting plant located in Leominster, Massachusetts, near Boston, USA, for a total consideration of approximately $50,489 (US$ 31,310).
The above transactions have been accounted for using the purchase method and the accounts and results of operations have been included into the consolidated financial statements since their respective acquisition date.
The allocation of the purchase price for the above acquisitions is as follows:
	Metro Waste(1)	Leominster		Other	Total
Net assets acquired (liabilities assumed) :
Working capital	1,361	5,140		1,653	8,154
Property, plant and equipment	8,642	18,771		1,108	28,521
Other assets	-	139		60	199
Goodwill, not deductible for tax	3,153	30,021		63	33,237
Future Income taxes	-	(3,582)		(3)	(3,585)
Other long term liabilities	(365)	-		-	(365)
Purchase Price	12,791	50,489		2,881	66,161
Less:
Transfer of assets in exchange
of non monetary assets	12,791	-		-	12,791
Cash paid net of cash and cash equivalents acquired	-	50,489	#	2,881	53,370
(1) The purchase price allocation for Metro Waste has not yet been finalized and is based on the Company's best estimate. Accordingly, the fair values of assets acquired and liabilities assumed could differ from the amounts presented in these interim consolidated financial statements. Effective January 2, 2002, the Company's interest in Metro Waste is accounted for using the proportionate consolidation method. For the nine and three month period ending September 30, 2002 the Company's consolidated net earnings includes $1,387 and $513 respectively (nine and three month period ending September 30, 2001- $425 and $92) of net earnings from Metro Waste.